

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549-5546

May 18, 2009

By U.S. Mail and facsimile to 760-471-0399

Mr. Kenneth W. Elsberry
Chief Financial Officer
NetREIT
1282 Pacific Oaks Place
Escondido, CA 92029

Re: NetREIT ("the company")
          Initial registration statement on Form 10
          File No: 001-34049

Dear Mr. Elsberry:

          In your letter dated May 1, 2009, as revised May 12, 2009, you requested that
the staff accept audited post-acquisition income statements for twelve months or more for
six properties acquired in 2006 and 2007 in lieu of the one year of pre-acquisition income
statements required by S-X Rule 8-06 in its initial registration statement on Form 10.
You advised me on May 15, 2009 that the company does not plan to make any offerings
of securities within the next twelve months. The company acquired the six properties for
approximately $44 million. Each of the properties was significant based on the
investment test at the year end prior to acquisition. Three of the properties remain
significant over the 10% level at December 31, 2008 and 2007. The company is unable
to obtain the books and records for the properties to facilitate the required audits.

          The Form 10, as amended, will include the company's audited consolidated
financial statements for the two years ended December 31, 2008, which will reflect at
least one year of audited post-acquisition financial statements for each of the properties.
For the most significant property, the audited consolidated financial statements will
include one year and nine months of audited post-acquisition financial statements. The
Form 10 includes separate financial data for each property, including the purchase price,
annual gross rent, annual net operating income, and occupancy rate.

The staff would accept the audited post-acquisition financial statements of the six properties as described in your letter in satisfaction of the requirements of S-X Rule 8-06, <u>provided</u> the company files its past-due 2008 Form 10-K by June 2, 2009. The staff's conclusion is based solely on the information provided in your letters. Different or additional material facts could result in a different conclusion. If you have any questions concerning this letter, please call me at 202-551-3511.

Sincerely,

Louise M. Dorsey
Associate Chief Accountant